Exhibit 99.1
Wright & Company, Inc.
Petroleum Consultants
February 11, 2010
NGAS Resources, Inc.
120 Prosperous Place, Ste 201
Lexington, KY 40509
ATTENTION: Mr. Michael Wallen

SUBJECT:	Evaluation of Oil and Gas Reserves
To the Interests of Daugherty Petroleum, Inc.
In Certain Properties Located in Various States
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective January 1, 2010
Job 09.1131
     At the request of Daugherty Petroleum, Inc. (DPI), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Michael Wallen of DPI. DPI is a wholly owned subsidiary of NGAS Resources, Inc (NGAS). Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC. The following is a summary of the results of the evaluation effective January 1, 2010.

			Total	Total
Daugherty	Proved Developed		Proved	Proved	Total
Petroleum, Inc.	Producing		Developed	Undeveloped	Proved
SEC Parameters	(PDP)	Nonproducing (PDNP)	(PDP & PDNP)	(PUD)	(PDP, PDNP & PUD)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	708.312	0.507	708.820	3.509	712.329
Gas, MMcf:	36,394.336	1,782.894	38,177.230	19,984.195	58,161.422
NGL, Mbbl:	1,279.605	111.420	1,391.025	1,262.558	2,653.583
Gas Equivalent, MMcfe (6 Mcf = 1 Bbl)	48,321.838	2,454.456	50,776.300	27,580.597	78,356.894
Cash Flow (BTAX), M$
Undiscounted:	99,577.492	1,838.117	101,415.602	12,704.463	114,120.078
Discounted at 10% Per Annum:	48,287.422	586.642	48,874.070	-11,983.290	36,890.766
Minor differences between the total summaries may exist due to rounding.

NGAS Resources, Inc.
February 11, 2010

     The properties evaluated in this report are located in the states of Arkansas, Kentucky, Louisiana, North Dakota, Oklahoma, Tennessee, Virginia and West Virginia. According to DPI, the total proved reserves included in this evaluation represent approximately 100 percent of the total proved reserves of DPI. It is the understanding of Wright that this evaluation also represents approximately 100 percent of the reported total proved reserves of NGAS.
     Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $3.866 per Million British thermal units (MMBtu) for natural gas at Henry Hub, LA, and $61.18 per barrel for West Texas Intermediate oil at Cushing, OK. DPI has several gas purchase contracts that generally have differential adjustments to the base prices based on certain contract language, as applicable. Detailed backup of all DPI internal pricing and differential calculations were submitted to Wright for review.
     The differentials and any other adjustments for energy content, gathering, compression, or transportation were applied to the benchmark base prices as appropriate. All adjustments were made based on the specific contracts and agreements with the particular purchasers. Where appropriate and according to contract terms, fixed prices were used until the current contract expires. At the end of the contract period, the applicable base price was used. All contracts and agreements were interpreted by DPI. Wright did not review any contracts. No attempt has been made to account for price fluctuations that may have occurred in the market subsequent to the effective date of this report.
     Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.
     Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.
     The estimates of reserves contained in this report were determined by acceptable industry methods and to the level of detail that Wright deemed appropriate. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and rock formation data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.
     Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP) and proved undeveloped (PUD) reserves categories. The summary classification of total

NGAS Resources, Inc.
February 11, 2010

proved reserves combines the PDP, PDNP and PUD categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude DPI from continuing to produce from currently active wells or to fully develop those properties included in this report.
     There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates, or changes in the analogous properties, may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.
     All data utilized in the preparation of this report were provided by DPI. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by DPI with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by DPI with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.
     It should be noted that neither salvage values nor abandonment costs were included in the economic parameters in accordance with the instructions of DPI. It was assumed that any salvage value would be directly offset by the cost to abandon the property. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to DPI’s assumptions.
     No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.
     Wright is an independent petroleum consulting firm founded in 1988 and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of DPI or NGAS; nor does Wright, or any of its employees have direct financial interest in DPI or NGAS. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.
     This report is solely for the information of DPI or NGAS and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of DPI or NGAS and for reporting disclosures as required by the SEC. Notwithstanding, Wright understands and authorizes that this estimation of reserves may be included along with certain financial presentations on behalf of DPI or NGAS. This report should not be used, circulated or quoted for any other purpose without the express written consent of the undersigned, an officer of Wright, or except as required by law.

NGAS Resources, Inc.
February 11, 2010

     The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information discussed in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.
     It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours, Wright & Company, Inc.
By:	/s/ D. Randall Wright
D. Randall Wright
President

D. Randall Wright
President
1, D. Randall Wright, am the primary technical person in charge of the estimates of reserves and associated cash flow and economics on behalf of Wright & Company, Inc. (Wright) for the results presented in this report to Daugherty Petroleum, Inc. (DPI), a wholly owned subsidiary of NGAS Resources, Inc. (NGAS). I have a Master of Science degree in Mechanical Engineering from Tennessee Technological University.
I am a qualified Reserves Estimator as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. This qualification is based on more than 36 years of practical experience in the estimation and evaluation of petroleum reserves with Texaco, Inc.; First City National Bank of Houston; Sipes, Williamson and Associates, Inc. and Wright which I founded in 1988.
I am a registered Professional Engineer in the state of Texas (TBPE #43291), granted in 1978, a member of the Society of Petroleum Engineers (SPE) and a member of the Order of the Engineer.

/s/ D. Randall Wright, P.E.